UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2013

Commission File Number 000-30813

UMeWorld, Limited
(Translation of registrant’s name into English)

31/F, Tower One, Times Square
1 Matheson Street, Causeway Bay
Hong Kong, China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On April 16, 2013, the Registrant submitted a voluntary stock ticker symbol request change to FINRA. On April 17, 2013, FINRA approved the Registrant’s voluntary symbol request change from “ALRXF” to “UMEWF”. The effective date of the stock ticker symbol change is April 18, 2013.

On April 18, 2013, the Registrant issued the press release attached hereto as Exhibit 99.1 announcing FINRA’s approval of the Registrant’s voluntary stock ticker symbol request change

Exhibit

Exhibit	Description

99.1	Press Release dated April 18, 2013

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UMeWorld, Limited

April 18, 2013	By:	/s/ Michael Lee
Michael Lee, Chief Executive Officer and Director
(Principal Executive Officer)

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